UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

HILLEVAX, INC.

(Name of Subject Company (Issuer))

XRA 4 CORP.

(Name of Filing Persons (Co-Offeror))

XOMA ROYALTY CORPORATION

(Name of Filing Persons (Co-Offeror))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

43157M102

(CUSIP Number of Class of Securities)

Owen Hughes

XOMA Royalty Corporation

2200 Powell Street, Suite 310

Emeryville, California 94608

Tel. (510) 204-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Ryan A. Murr Branden C. Berns Melanie E. Neary	Maricel Montano
Gibson, Dunn & Crutcher LLP	XOMA Royalty Corporation
One Embarcadero Center, Suite 2600 San Francisco, CA 94111	2200 Powell Street, Suite 310 Emeryville, California 94608

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed under cover of Schedule TO on August 18, 2025 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), by XOMA Royalty Corporation, a Nevada corporation (“Parent”), and XRA 4 Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub” and together with Parent, “Purchasers”). This Amendment relates to the offer (the “Offer”) to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (“Shares”), of HilleVax, Inc., a Delaware corporation (“HilleVax”), for a price per Share of (i) $1.95 (the “Cash Amount”), which Cash Amount is based on an estimated amount of Closing Net Cash (as defined in the Merger Agreement defined below) as of August 4, 2025, equal to $102,950,000, payable without interest, and (ii) one non-transferable contractual contingent value right (“CVR”) for each Share, which shall represent the right to receive potential payments, in cash, described in, and subject to and in accordance with the terms and conditions of, the CVR Agreement, without interest (such amount, the “CVR Amount,” and together with the Cash Amount, the “Offer Price”), all upon the terms and subject to the conditions described in the Offer to Purchase, dated August 18, 2025 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 4, 2025 (together with any amendments or supplements thereto, the “Merger Agreement”), among HilleVax and Purchasers, a copy of which is filed as Exhibit (d)(1) to the Schedule TO and incorporated herein by reference with respect to Items 4 through 11 of this Amendment.

Except as otherwise set forth in this Amendment, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment by reference. This Amendment should be read together with the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase.

ITEMS 1 THROUGH 9 AND 11

Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“Closing of the Merger

The Offer expired as scheduled, one minute past 11:59 p.m. Eastern Time on September 15, 2025 (the “Expiration Date”) and was not extended. The Depositary and Paying Agent has advised Purchasers that, as of the Expiration Date, a total of 39,214,689 Shares were validly tendered into, and not validly withdrawn from, the Offer, representing approximately 77.48% of Shares that were issued and outstanding as of the Expiration Date. All conditions to the Offer, including the Minimum Tender Condition, having been satisfied or waived, Purchasers irrevocably accepted for payment, and made payment for all Shares validly tendered and not validly withdrawn in the Offer.

On September 17, 2025, Purchasers completed the acquisition of HilleVax pursuant to the terms of the Merger Agreement through the merger of Merger Sub with and into HilleVax in accordance with Section 251(h) of the DGCL, with HilleVax continuing as the surviving corporation in the Merger and thereby becoming a wholly owned subsidiary of Parent. At the Effective Time, each issued and outstanding Share not tendered into the Offer (other than any Shares (A) owned by HilleVax immediately prior to the Effective Time, (B) owned by Merger Sub, Parent or any other subsidiary of Parent at the commencement of the Offer and by Parent, Merger Sub or any other subsidiary of Parent immediately prior to the Effective Time, (C) irrevocably accepted for purchase in the Offer or (D) held by any stockholders or owned by any beneficial owners of capital stock of HilleVax who are entitled to and who properly exercise appraisal rights under Delaware law) was automatically converted into the right to receive the Offer Price.

The Shares ceased to trade on Nasdaq prior to the commencement of trading on September 17, 2025, and HilleVax has requested that Nasdaq file a Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act on Form 25 to delist and deregister the Shares. Purchasers and HilleVax intend to file a certification and notice of termination of registration on Form 15 with the SEC requesting the termination of registration of the Shares under Section 12(g) of the Exchange Act and the suspension of reporting obligations under Section 13 and 15(d) of the Exchange Act with respect to the Shares and take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of HilleVax’s reporting obligations under the Exchange Act as promptly as practicable.”

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

Index No.

(a)(5)(B)*	Press Release of Purchasers issued on September 17, 2025.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2025

XRA 4 Corp.

/s/ Owen Hughes
Name: Owen Hughes
Title: President, Treasurer and Secretary

XOMA Royalty Corporation

/s/ Owen Hughes
Name: Owen Hughes
Title: Chief Executive Officer

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